08027811

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66908

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transnational Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue - Suite 300
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ivy Fredericks (212) 453-0648
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buchbinder Tunick & Company LLP
(Name – *if individual, state last, first, middle name*)

One Pennsylvania Plaza (Address) New York (City) New York (State) 10119-0219 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ivy Fredericks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transnational Capital Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ivy Fredericks
Signature

President & CEO
Title

Sworn to before me 2/28/08

Notary Public

ALISON A. FUMO
Notary Public, State of New York
No. 24-[illegible]016
Qualified in Kings County
Commission Expires December 21, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSNATIONAL CAPITAL CORP.

Financial Statements
and
Supplemental Schedule

For the Years Ended December 31, 2007 and 2006

TRANSNATIONAL CAPITAL CORP.
Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2007 and 2006

INDEX

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
ONE PENNSYLVANIA PLAZA • SUITE 5335 • NEW YORK, NY 10119-0219
212-695-5003 • FAX 212-695-4638 • www.buchbinder.com

INDEPENDENT AUDITOR'S REPORT

To Stockholder
Transnational Capital Corp.

We have audited the accompanying statements of financial condition of Transnational Capital Corp. (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transnational Capital Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

February 27, 2008

TRANSNATIONAL CAPITAL CORP.
Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
ASSETS		
Assets:		
Cash and cash equivalents	$ 76,782	$ 17,021
Prepaid expenses	-	2,333
Property and equipment, net	740	1,026
Security deposit	4,206	4,206
Total assets	$ 81,728	$ 24,586
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 18,275	$ 11,223
Total liabilities	18,275	11,223
Stockholder's equity:		
Common stock, no par value, 200 shares issued, authorized, and outstanding	25,000	25,000
Additional paid-in capital	78,801	38,825
Accumulated (deficit)	(40,348)	(50,462)
Total stockholder's equity	63,453	13,363
Total liabilities and stockholder's equity	$ 81,728	$ 24,586

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.
Statements of Operations
For the years ended December 31, 2007 and 2006

	2007	2006
Revenue:		
Consulting fees	$ 53,092	$ 67,190
FINRA refund	35,000	-
Interest	83	8
Total revenue	88,175	67,198
Expenses:		
Rent expense	26,908	25,717
Professional fees	13,695	10,426
Telephone expense	4,256	4,454
Regulatory fees	410	1,045
Insurance	450	-
Office expenses	3,317	5,317
Website expense	5,581	-
Travel and entertainment	21,588	23,997
Depreciation expense	286	287
Taxes	1,200	400
Bank fees	275	475
Charitable contributions	95	-
Total expenses	78,061	72,118
Net income (loss)	10,114	(4,920)
Accumulated (deficit):		
Beginning of year	(50,462)	(45,542)
End of year	$ (40,348)	$ (50,462)

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2007 and 2006

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance, January 1, 2006	200	$ 25,000	$ 38,825	$ (45,542)	$ 18,283
Net (loss)	-	-	-	(4,920)	(4,920)
Balance, December 31, 2006	200	25,000	38,825	(50,462)	13,363
Capital contributions	-	-	39,976	-	39,976
Net income	-	-	-	10,114	10,114
Balance, December 31, 2007	200	$ 25,000	$ 78,801	$ (40,348)	$ 63,453

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.
Statements of Cash Flows
For the years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 10,114	(4,920)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	286	287
Changes in operating assets and liabilities:		
Decrease in accounts receivable	-	4,805
Decrease (increase) in prepaid expenses	2,333	(145)
Increase (decrease) in accounts payable	7,052	(1,142)
Net cash provided by (used in) operating activities	19,785	(1,115)
Cash flows from financing activities:		
Capital contributions	39,976	-
Net cash provided by financing activities	39,976	-
Increase (decrease) in cash and cash equivalents	59,761	(1,115)
Cash and cash equivalents:		
Beginning of the year	17,021	18,136
End of the year	$ 76,782	$ 17,021
Supplemental disclosure of cash flows information:		
Taxes paid	$ 400	$ 400
Interest paid	$ -	$ -

See notes to financial statements.

Note 1 - Nature of Operations

Transnational Capital Corp. (the "Company") was organized under the laws of the State of New York as of February 7, 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers ("NASD").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. Computer equipment is depreciated on a straight line basis over 5 years

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are held for sale in the ordinary course of business.

Revenue Recognition

Consulting revenue includes fees earned from securing financing and financial advisory services. Consulting revenue is recognized ratably over the contract term. Contingency fees are recognized at the time the financing is placed and the income is reasonably determinable.

Note 3 - Concentration of Credit Risk

Financial instruments that subject the Company to concentration of credit risk include cash.

Note 4 - Property and Equipment

At December 31, 2007 and 2006, property and equipment consisted of the following:

	2007	2006
Computer equipment	$ 1,432	$ 1,432
Less: accumulated depreciation	(692)	(406)
Property and equipment, net	$ 740	$ 1,026

Note 5 - Commitment

Leases

At December 31, 2007, the Company had noncancellable operating leases on real property that expire in 2008, with an option to renew. Total rent expense and related costs for the years ended December 31, 2007 and 2006 were $26,908 and $25,717, respectively.

The future minimum rental commitment as of December 31, 2007 is as follows:

December 31,	Amount
2008	$ 16,384

Note 6 - Income Taxes

The Company elected, under Subchapter S of the Internal Revenue Code, to have its income taxed directly to its stockholder. The stockholder is responsible for his or her share of the taxes on the net income of the Company. Accordingly, no provision has been made for Federal income taxes.

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital of $58,157, which was $53,157 in excess of its minimum net capital requirement of $5,000.

Note 8 - FINRA Refund

On July 31, 2007, the NASD and the NYSE Regulatory Authority completed a merger to create FINRA, the new regulatory body for the securities industry. Upon completion of the merger all NASD members received $35,000.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
ONE PENNSYLVANIA PLAZA • SUITE 5335 • NEW YORK, NY 10119-0219
212-695-5003 • FAX 212-695-4638 • www.buchbinder.com

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To Stockholder
Transnational Capital Corp.

We have audited the financial statements of Transnational Capital Corp. (the "Company") as of December 31, 2007 and 2006 and for the years then ended and have issued our report thereon dated February 27, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The accompanying supplemental schedule appearing on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

February 27, 2008

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
ONE PENNSYLVANIA PLAZA • SUITE 5335 • NEW YORK, NY 10119-0219
212-695-5003 • FAX 212-695-4638 • www.buchbinder.com

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

To Stockholder
Transnational Capital Corp.

In planning and performing our audit of the financial statements of Transnational Capital Corp. (the "Company"), as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identity any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 26, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

February 27, 2008

TRANSNATIONAL CAPITAL CORP.
(Supplemental Schedule)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net capital:		
Total stockholder's equity qualified for net capital		$ 63,453
Add: Liabilities subordinated to claims of general creditors		
allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Less: nonallowable assets:		
Property and equipment, net	740	
Security deposit	4,206	4,946
Net capital before haircuts on securities positions		58,507
Haircuts on securities:		
Marketable securities		350
Net capital		$ 58,157
Aggregate indebtedness:		
Included in statement of financial condition:		
Accounts payable and accrued expenses		$ 18,275
Computation of basic net capital requirement:		
Minimum capital required (6 2/3% of $18,275)		1,218
Minimum dollar net capital requirement		5,000
Net capital requirement		$ 5,000
Excess net capital		$ 53,157
Reconciliation with Company's computation (included in Part IIA of Form X-17a-5 as of December 31, 2007):		
Net capital, as reported in Company's Part IIA (unaudited) Focus report		$ 70,807
Audit adjustments to record additional payables		(12,650)
Net capital per above		$ 58,157

See independent auditor's report on supplemental schedule.

END